03011848

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 38242

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sanstrum & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 SW Washington Street, Suite 925
(No. and Street)

Portland (City) OR (State) 97205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry C Sanstrum (503) 241-7430
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP
(Name — *if individual, state last, first, middle name*)

One SW Columbia, Suite 625 (Address) Portland (City) OR (State) 97258 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING
FEB 27 2003
WASH. D.C. 165 SECTION

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry C Sanstrum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanstrum & Associates, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
DIANA J. WILKINS
NOTARY PUBLIC-OREGON
COMMISSION NO. 347059
MY COMMISSION EXPIRES SEPT. 24, 2005

Diana J. Wilkins

Notary Public

[signature]

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAMSON
& ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

ONE S.W. COLUMBIA, SUITE 625
PORTLAND, OREGON 97258-2004

P. 503.546.9346
F. 503.546.9275
WWW.WILLIAMSONCPA.COM

SETTING A NEW STANDARD

To the Board of Directors
Sanstrum & Associates, Inc.
Portland, Oregon

We have audited the accompanying balance sheet of Sanstrum & Associates, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanstrum & Associates, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Williamson & Associates, LLP

February 4, 2003

SANSTRUM & ASSOCIATES, INC.

BALANCE SHEET

December 31, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 96,141
Commissions receivable	23,207
Income tax receivable	4,347
Deposit receivable	2,787
Prepaid expenses	8,069
Miscellaneous deposit	1,913
Investment	3,300
Total current assets	139,764
FURNITURE AND EQUIPMENT	
Furniture and equipment	47,605
Less: Accumulated depreciation	(35,644)
Net furniture and equipment	11,961
OTHER ASSETS	
Deposit at clearing house	25,000
Lease deposit	1,904
Deferred tax asset	2,767
Total other assets	29,671
TOTAL ASSETS	$ 181,396

See auditors' report and notes to the financial statements

SANSTRUM & ASSOCIATES, INC.

BALANCE SHEET

December 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 33,196
Commission payable	10,908
Income tax payable	908
Total current liabilities	45,012
STOCKHOLDERS' EQUITY	
Common stock – authorized 100,000 shares of no par value; issued and outstanding 10,000 shares	20,000
Additional paid in capital	14,000
Retained earnings	102,384
Total stockholders' equity	136,384
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 181,396

See auditors' report and notes to the financial statements